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                              May 4, 2023

       Blake Janover
       Chief Executive Officer
       Janover Inc.
       6401 Congress Ave, Ste 250
       Boca Raton, FL 33487

                                                        Re: Janover Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed April 17,
2023
                                                            File No. 333-267907

       Dear Blake Janover:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 27, 2022 letter.

       Pre-effective Amendment No. 2 to Registration Statement on Form S-1 filed April 17, 2023

       The Offering, page 9

   1. Please clarify that the 1,000 Series B Preferred Stock will automatically convert into
                                                        500,000 shares of
common stock upon consummation of this offering.
       Report of Independent Registered Public Accounting Firm, page F-3

   2. Please note that a signed, dated, and unrestricted auditor s report must be included in the filing prior to
effectiveness. See Rule 2-02 of Regulation S-X. Please make sure the audit report and auditor
consent include the proper date. It appears that both currently reference
                                                        2022.
 Blake Janover
Janover Inc.
May 4, 2023
Page 2
Notes to Financial Statements
Note 5. Future Equity Obligations, page F-13

3. We note your disclosure to, "See Note 3 for fair value disclosures" on page F-14. Please revise your next amendment to include the proper reference to "Note
4."
       You may contact David Irving at (202) 551-3321 or Michele Miller at
(202) 551-3368 if
you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Susan Block at (202) 551-3210 with any other questions.



FirstName LastNameBlake Janover                              Sincerely,
Comapany NameJanover Inc.
                                                             Division of
Corporation Finance
May 4, 2023 Page 2                                           Office of Finance
FirstName LastName